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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                            ------------------------

                                EKCO GROUP, INC.
                           (Name of Subject Company)

                             EG TWO ACQUISITION CO.
                             CCPC ACQUISITION CORP.

                                      AND

                                  BORDEN, INC.
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                      AND
      SERIES B ESOP CONVERTIBLE PREFERRED STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                   282636109
                         (CUSIP Number of Common Stock)

                          WILLIAM F. STOLL, JR., ESQ.
                                  BORDEN, INC.
                             180 EAST BROAD STREET
                              COLUMBUS, OHIO 43215
                           TELEPHONE: (614) 225-4313
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:

                             DAVID J. SORKIN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

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    This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on August 11, 1999 (as amended, the "Schedule 14D-1")
relating to the offer by EG Two Acquisition Co., a Delaware corporation (the
"Purchaser"), and a subsidiary of CCPC Acquisition Corp., a Delaware corporation
(the "Parent"), and an affiliate of Borden, Inc., a New Jersey corporation
("Borden"), to purchase all of the outstanding shares of Common Stock, par value
$0.01 per share (the "Common Stock") including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated
March 27, 1987, as amended on June 9, 1988, January 10, 1989, March 23, 1992 and
December 22, 1992 and as amended and restated as of March 21, 1997 and as amended on August 4, 1999 (as so amended, the "Rights Agreement") between the
Company and American Stock Transfer & Trust Company, as rights agent (the
"Rights Agent"), and all of the outstanding shares of Series B ESOP Convertible
Preferred Stock, par value $0.01 per share (the "ESOP Preferred Stock", and together with the Common Stock, the "Shares"), of EKCO Group, Inc., a Delaware
corporation (the "Company"), at a purchase price of $7.00 per Share (including, if applicable, the associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the
Offer to Purchase dated August 11, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule
14D-1.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

    On September 2, 1999, the Parent issued a press release announcing that the waiting period under the HSR Act had expired. The full text of the press release is set forth in Exhibit 11(a)(9) and is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    Items 10(b), (c) and (f) of the Schedule 14D-1 are hereby amended and supplemented as follows:

    The information provided in this Amendment No. 1 under Item 5 is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(9)  Press release issued by the Parent on September 2, 1999.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

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
                                BORDEN, INC.

                                By:  /s/ WILLIAM H. CARTER
                                     -----------------------------------------
                                     NAME: William H. Carter
                                     TITLE: Executive Vice President and
                                           Chief Financial Officer

                                CCPC ACQUISITION CORP.

                                By:  /s/ PHYLLIS R. YEATMAN
                                     -----------------------------------------
                                     NAME: Phyllis R. Yeatman
                                     TITLE: President, Treasurer and Secretary

                                EG TWO ACQUISITION CO.

                                By:  /s/ PHYLLIS R. YEATMAN
                                     -----------------------------------------
                                     NAME: Phyllis R. Yeatman
                                     TITLE: Vice President and Assistant
                                     Treasurer
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Date: September 2, 1999

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                                 EXHIBIT INDEX

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EXHIBITS                                                                                                      PAGE
   NO.     DESCRIPTION                                                                                         NO.
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
11(a)(9)   Press release issued by the Parent on September 2, 1999